File No. 70-8993
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________________________________
AMENDMENT NO. 2 TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202
(Name of company filing this statement
and address of principal executive office)
Cinergy Corp.
(Name of top registered holding company parent)
William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                 James R. Lance
Associate General Counsel           Manager - Corporate Finance &
Cinergy Corp.                       Financial Risk Management
(address above)                     Cinergy Corp. (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

    The declaration as previously amended in this proceeding is further amended as follows:

    1. The text of Item 1.A ("Summary of Requested Authorization") is restated completely to read as follows:

    "Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization to issue and sell from time to time through December 31, 2002 unsecured debt securities (the "Debentures") in an aggregate principal amount not to exceed $400 million at any time outstanding. Cinergy proposes to apply the net proceeds from the issue and sale of the Debentures to repay short-term indebtedness - namely, short-term indebtedness incurred to finance Cinergy's investment in Midlands Electricity plc ("Midlands"), a U.K. regional electricity company and "foreign utility company" within the meaning of section 33 of the Act in which Cinergy acquired a 50% equity interest in 1996 - and to refinance Debentures outstanding from time to time. Cinergy proposes to use various interest rate risk management instruments in connection with the issuance and sale of the Debentures."

    2. The first sentence of Item 1.B ("Terms of Debentures") is replaced by the following:

    "Cinergy proposes to issue and sell from time to time through December 31, 2002 up to $400 million principal amount of Debentures in one or more series."

    3. Item 1.C ("Applicability of Debt Limitation") is deleted in its entirety.

    4. Item 1.D ("Use of Proceeds/Source of Funds") is redesignated Item 1.C and the text thereunder restated completely to read as follows:

    "Cinergy proposes to use the proceeds from the issue and sale of the Debentures, after deduction of any applicable fees, commissions and expenses, to repay outstanding short-term indebtedness incurred to finance Cinergy's investment in Midlands and to refinance Debentures outstanding from time to time.

    Cinergy anticipates that all or a significant portion of the interest due on the Debentures would be paid from internally generated funds, including dividends from subsidiaries. Cinergy expects that the principal of and premium, if any, on the Debentures would be paid from the proceeds of additional series of Debentures or shares of Cinergy common stock or, on a bridge basis, from the proceeds of short-term debt issued by Cinergy./1/"

    5. Item 1.E ("Interest Rate Risk Management") is redesignated Item 1.D but otherwise remains unchanged.

    6.   Item 1.F ("Benefits of Proposed Transactions") is redesignated
Item 1.E and the second paragraph thereof is restated completely to read as follows:

    "Cinergy intends to issue and sell the proposed Debentures for the purpose of refinancing a like principal amount of short-term debt issued by Cinergy to finance its Midlands investment. Thus, the proposed transactions would result in Cinergy merely substituting short-term unsecured bank debt with longer term unsecured debt; Cinergy's total principal amount of outstanding debt would not increase by a single dollar as a result of the proposed transactions. Because Cinergy considers the Midlands investment to be a long-term investment, Cinergy considers it appropriate to fund at least a portion of this long-term asset with long-term securities, thereby locking in long-term capital at known fixed rates./2/"

    7.   The last paragraph of Item 1.E ("Benefits of Proposed
Transactions") is deleted in its entirety.

    8. Item 1.G ("Rule 53 Analysis") is restated completely to read as follows:

    "F.  Rule 54 Analysis

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG")or a foreign utility company ("FUCO") other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1):  At December 31, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $487 million in EWGs and
FUCOs.   The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended December 31, 1996 was $990 million. Accordingly, based on Cinergy's "consolidated retained earnings" at December 31, 1996, and taking into account EWG /FUCO investments as of that date, the current Rule 53 aggregate investment limitation is approximately $8 million (i.e., 50% of "consolidated retained earnings" - $495 million - minus "aggregate investment" at December 31, 1996 - $487 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

    Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

    Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended December 31, 1996 are $990 million, versus $926 million for the four quarters ended December 31, 1995, a difference of approximately $64 million (representing an increase of 6.9%).

    Rule 53(b)(3): For the twelve months ended December 31, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings."

    9. Item 3 ("Applicable Statutory Provisions") is restated completely to read as follows:

    "The proposed issuance and sale of the Debentures and application of the proceeds thereof is subject to sections 6(a) and 7 of the Act and rule 54."

    10.  The following exhibit is filed herewith:

    G-2 Further revised form of notice of proposed transactions for publication in Federal Register

                               SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 2, 1997

    CINERGY CORP.


    By:  /s/ William L. Sheafer
                                Treasurer

                             ENDNOTES

/1/ Cinergy's outstanding short-term debt was incurred pursuant to the Commission's March 12, 1996 order in File No. 70-8521 (Release No. 35-26488), which authorized Cinergy to issue short-term debt, commercial paper and incur reimbursement obligations under letters of credit from time to time through December 31, 1999, subject to a $1 billion ceiling ("Cinergy Corp. Debt Cap"). Pursuant to prior Commission orders (Release Nos. 35-26477, February 23, 1996; 35-26159, November 18, 1994), Cinergy may currently issue and sell less than one million shares of common stock
(apart from common stock issued in connection with Cinergy stock-based benefit plans), representing the balance of authorized shares originally totaling eight million. Cinergy intends to file an application with the Commission in the near future requesting authority to increase the Cinergy Corp. Debt Cap and to issue additional shares of common stock.

/2/ As noted above, Cinergy has limited common stock issuance authority under prior Commission orders and expects to file an application soon seeking authority to issue additional shares of common stock (among other securities), the proceeds of which Cinergy would apply to (among other uses) refinancing indebtedness. Although Cinergy may thus seek to issue common stock to finance or refinance in part its interest in Midlands or in other FUCOs or EWGs, common stock is a more expensive long-term financing alternative than debentures and accordingly Cinergy would not seek to rely solely on common stock as a long-term vehicle for financing such investments.